October 4, 2012

VIA EDGAR TRANSMISSION

Vincent DiStefano

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Azzad Funds, File Nos. 333-20177 and 811-08021

Dear Mr. DiStefano:

On September 19, 2012, Azzad Funds (the "Registrant"), on behalf of its two series, Azzad Ethical Fund and Azzad Wise Capital Fund (the "Funds"), filed a Preliminary Proxy Statement under Section 14(a) of the Securities Exchange Act of 1934.  In a telephone conversation on September 28, 2012, you provided comments to the Preliminary Proxy Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Important Information Regarding the Proxy Statement

Comment 1.  In the answer to the fourth question in the Q&A, it is noted that the Board of Trustees believes that ZLCM “…will assist the Fund in gaining more traction among prospective investors.” Please clarify this statement in plain English.

Response.  The statement was removed from the definitive proxy.

Comment 2.  In the answer to the sixth question in the Q&A, please describe any specific actions the Board may take should the proposed Sub-Advisory Agreement not be approved.

Response. The following disclosure (marked in red) has been added to the answer to the sixth question:

“If the shareholders of the Azzad Ethical Fund do not approve the proposed Sub-Advisory Agreement, the Board of Trustees will take such further action as it deems in the best interests of the shareholders of the Fund, which may include resubmitting the proposal to shareholders or determining not to pursue use of ZLCM as a sub-adviser.”

Comment 3. In the answer to the ninth question in the Q&A, please provide estimated or actual costs associated with the proxy.

Response.  The Registrant has amended the disclosure to provide the estimated costs.

Comment 4.  In the answer to the last question in the Q&A, please clarify to whom the phone number provided belongs.

Response. The Registrant has amended the disclosure as requested.

Introduction

Comment 5.  In the last paragraph in this section, please remove or revise the description of the vote required to approve each proposal.

Response.  The Registrant has removed the description.

Proposal 1

Leadership Structure and Board of Trustees

Comment 6.  Please provide more information regarding the “prior mutual fund experience” cited for each Nominee in the description of the qualifications of each Nominee.

Response.  The Registrant has removed the reference to prior mutual fund experience except for Qamaruddin Ali Yar Khan, where we have clarified that the reference is to his service as a Trustee prior to 2003.

Fund Ownership

Comment 7.  The table setting forth the equity securities owned by each Nominee in each Fund, it is indicated that none of the Nominees owns shares of the Azzad Wise Capital Fund, but, elsewhere in the proxy statement, it is implied that the Nominees own shares of both Funds.

Response.  The disclosure in “Security Ownership Of Management And Certain Beneficial Owners” has been revised as follows (marked in red) to clarify the security ownership of the Nominees:

“As a group, the Trustees and officers of the Trust owned less than 1% of the outstanding shares of the Azzad Ethical Fund and none of the shares of the Azzad Wise Capital Fund as of the Record Date.”

Proposal 2:

Proposed Sub-Advisory Agreement

Comment 8.  Please confirm whether the model provided by ZLCM to the Adviser was previously only used for the separate account managed by the Adviser or also for the Fund.

Response.  The Registrant confirms that the model provided by ZLCM was previously used only for the separate account managed by the Adviser.

Comment 9. Please provide the sub-advisory fee rate to be paid to ZLCM.

Response. The Registrant has provided the sub-advisory fee rate to be paid to ZLCM in the last sentence of the first paragraph.

Comment 10.  In the second paragraph, please provide the definition of a “majority of outstanding voting securities” under the Investment Company Act of 1940.

Response.  The Registrant has added the following sentence to the second paragraph:

“The 1940 Act defines a “majority of the outstanding voting securities” of a Fund as the affirmative vote of the lesser of (a) 67% or more of the voting securities of a fund present at the meeting or represented by proxy if the holders of more than 50% of the outstanding voting securities are present or represented by proxy or (b) more than 50% of the outstanding voting securities of a fund.”

Proposed Sub-Adviser

Comment 11.  In the last sentence of the first paragraph, please clarify this sentence in plain English.

Response.  The statement was removed from the definitive proxy.

Evaluation by the Board of Trustees

Comment 12. In the first paragraph of “Nature, Extent and Quality of Services to be Provided by ZLCM,” please revise Roman numeral three to clarify whether the Fund is changing its investment strategy.

Response. As discussed, the Fund is not changing its investment strategy.  The Registrant has removed (iii) from the paragraph.

Comment 13.  In the first paragraph of “Nature, Extent and Quality of Services to be Provided by ZLCM,” it states that the Board noted that ZLCM’s balance sheet was audited as of December 31, 2010. Did the Board also review an audited balance sheet as of December 31, 2011?

Response.  ZLCM’s balance sheet as of December 31, 2011 had not yet been audited, so the board did not review a balance sheet as of that date.

Comment 14.  In “Investment Performance of ZLCM,” please clarify the similarities between the investment strategy of the separate account and the Fund.

Response.  The Registrant has amended the disclosure to clarify that the account and the fund both primarily use a mid cap growth strategy.

Comment 15.  In “Investment Performance of ZLCM,” please provide more information regarding the nature of the performance information that the Board reviewed (gross or net of fees, etc.).

Response.  The Registrant has amended the disclosure as requested.

If you have any questions, please call the undersigned at (513) 352-6546.

Very truly yours,

THOMPSON HINE LLP

Donald S. Mendelsohn